Dreyfus
New York Tax Exempt
Intermediate Bond Fund

SEMIANNUAL REPORT November 30, 2007



Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this last report for Dreyfus New York Tax Exempt Intermediate Bond Fund, covering the six-month period from June 1, 2007, through November 30, 2007.

Volatility has returned to the municipal bond market. The past few months have been filled with greater swings in security valuations than we've seen in several years, as the economic cycle matured and a credit crisis spread from the sub-prime mortgage sector of the taxable bond market to other areas of the financial markets, including municipal bonds. A high degree of leverage within parts of the financial system made these price fluctuations more intense than they otherwise might have been. While we saw few changes in the underlying credit fundamentals of municipal bonds, the tax-exempt market nonetheless suffered bouts of difficult liquidity.

In our view, these developments signaled a shift to a new phase of the credit cycle in which the price of risk has increased. Although the housing downturn and sub-prime turmoil may persist, fiscal conditions so far have remained sound for most municipal bond issuers, and lower short-term interest rates from the Federal Reserve Board may help forestall a technical recession. Turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you consider whether to reposition your investments in this changing market environment.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 17, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of June 1, 2007, through November 30, 2007, as provided by Monica S. Wieboldt, Senior Portfolio Manager

Fund Performance Overview

Municipal bonds encountered heightened volatility in July and August when credit concerns originating among sub-prime mortgages spread to other areas of the financial markets. A subsequent rebound offset a portion of the bond market's previous losses, enabling the fund's benchmark to post a mildly positive overall total return. The reporting period was also marked by the Federal Reserve Board's attempt to improve liquidity and forestall a potential recession by reducing key interest rates several times during the reporting period, as well as one additional rate cut at its December 11 meeting. The fund's return was driven primarily by seasoned holdings of income-oriented securities and an average duration that was shorter than industry averages.

For the six-month period ended November 30, 2007, Dreyfus New York Tax Exempt Intermediate Bond Fund achieved a total return of 2.27%.[1] The Lehman Brothers 7-Year Municipal Bond Index, the fund's benchmark, achieved a total return of 3.99% for the same period.[2]

Lastly, pursuant to shareholder approval, on December 19, 2007, the fund completed an Agreement and Plan of Reorganization, which provided for, among other things, the transfer of the fund's assets to Dreyfus New York Tax Exempt Bond Fund in a tax-free exchange for shares of that fund. The fund has since terminated its operations.

December 20, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus New York Tax Exempt Intermediate Bond Fund from June 1, 2007 to November 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2007

Expenses paid per $1,000†	$ 4.15
Ending value (after expenses)	$1,022.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2007

Expenses paid per $1,000†	$ 4.14
Ending value (after expenses)	$1,020.90

† *Expenses are equal to the fund's annualized expense ratio of .82%, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2007 (Unaudited)

Long-Term Municipal Investments—93.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York—89.5%				
Buffalo (Insured; FGIC)	5.00	12/1/12	1,800,000	1,912,122
Buffalo (Insured; FGIC)	5.13	12/1/14	2,820,000	3,008,235
Buffalo Fiscal Stability Authority, Sales Tax and State Aid Secured Bonds (Insured; FGIC)	4.50	9/1/18	1,110,000	1,177,233
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/09	745,000	751,355
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/09	1,055,000	1,063,999
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/10	1,110,000	1,124,474
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/10	740,000	749,650
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/11	1,160,000	1,173,618
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/11	825,000	834,685
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/12	1,225,000	1,238,095
Erie County, Public Improvement (Insured; MBIA)	5.25	4/1/18	2,000,000	2,168,860
Hempstead Town Industrial Development Agency, Civic Facility Revenue (Hofstra University Civic Facility)	5.25	7/1/18	1,730,000	1,812,971

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Hempstead Town Industrial Development Agency, RRR (American Ref-Fuel Company of Hempstead Project)	5.00	6/1/10	6,000,000	6,040,500
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences Project)	5.50	5/1/09	780,000	779,119
Long Island Power Authority, Electric System General Revenue (Insured; AMBAC)	5.50	12/1/11	5,000,000	5,418,100
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	1/1/12	1,830,000 [a]	1,962,071
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	7/1/12	3,820,000 [a]	4,127,013
Nassau County, General Improvement (Insured; FSA)	5.75	3/1/10	4,955,000 [a]	5,231,142
Nassau County Health Care Corporation, Health System Revenue (Insured; FSA)	6.00	8/1/09	4,000,000 [a]	4,253,960
New York City	5.00	11/1/12	2,000,000	2,129,040
New York City	5.25	10/15/19	5,000,000	5,324,100
New York City	5.00	4/1/20	3,500,000	3,660,405
New York City	5.00	8/1/20	2,000,000	2,095,180
New York City	5.25	10/15/22	2,000,000	2,100,260
New York City	5.00	10/1/25	2,000,000	2,076,240
New York City (Insured; FSA)	5.25	10/15/19	1,450,000	1,563,274
New York City Health and Hospital Corporation, Health System Revenue	5.25	2/15/17	1,550,000	1,578,473
New York City Industrial Development Agency, Civic Facility Revenue (College of Aeronautics Project)	5.10	5/1/08	500,000	503,725

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City Industrial Development Agency, Civic Facility Revenue (College of Aeronautics Project)	5.25	5/1/08	555,000 [a]	570,429
New York City Industrial Development Agency, Civic Facility Revenue (College of Aeronautics Project)	5.30	5/1/08	585,000 [a]	601,386
New York City Industrial Development Agency, Civic Facility Revenue (United Jewish Appeal Federation Project)	5.00	7/1/12	1,460,000	1,562,550
New York City Industrial Development Agency, Civic Facility Revenue (United Jewish Appeal Federation Project)	5.25	7/1/15	1,640,000	1,793,848
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/20	2,775,000	2,970,388
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.13	8/1/11	2,750,000	2,814,405
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.50	8/1/16	2,500,000	2,698,600
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/16	2,000,000	2,155,300
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/16	2,830,000	3,019,921

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City Transit Authority, Metropolitan Transportation Authority, Triborough Bridge and Tunnel Authority, COP (Insured; AMBAC)	5.63	1/1/13	2,675,000	2,823,730
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	7/15/22	3,000,000	3,211,920
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.25	5/15/09	3,000,000 [a]	3,115,320
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	2/15/10	2,115,000 [a]	2,249,874
New York Convention Center Development Corporation, Revenue (Hotel Unit Fee Secured) (Insured; AMBAC)	5.00	11/15/18	3,440,000	3,696,934
New York State Dormitory Authority, Court Facilities LR (The City of New York Issue)	5.75	5/15/14	3,715,000	4,103,663
New York State Dormitory Authority, Court Facilities LR (The County of Westchester Issue)	5.00	8/1/10	5,570,000	5,737,267
New York State Dormitory Authority, FHA-Insured Mortgage HR (The Long Island College Hospital)	6.00	8/15/15	2,735,000	3,003,112
New York State Dormitory Authority, Insured Revenue (Fashion Institute of Technology Student Housing Corporation) (Insured; FGIC)	5.25	7/1/16	3,755,000	4,116,456
New York State Dormitory Authority, Insured Revenue (Fashion Institute of Technology Student Housing Corporation) (Insured; FGIC)	5.25	7/1/20	4,490,000	5,014,657
New York State Dormitory Authority, Revenue (Carmel Richmond Nursing Home) (LOC; Allied Irish Bank PLC)	5.00	7/1/15	2,000,000	2,057,100

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FGIC)	5.75	7/1/16	2,000,000	2,120,440
New York State Dormitory Authority, Revenue (Lenox Hill Hospital Obligated Group)	5.75	7/1/15	1,000,000	1,033,240
New York State Dormitory Authority, Revenue (Manhattan College) (Insured; Radian)	5.50	7/1/12	1,450,000	1,527,068
New York State Dormitory Authority, Revenue (Manhattan College) (Insured; Radian)	5.50	7/1/13	2,605,000	2,783,885
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.25	2/15/14	2,305,000 [a]	2,542,415
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.25	2/15/14	415,000 [a]	457,745
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.25	2/15/18	30,000	32,100
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.00	7/1/11	695,000	698,982
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.00	7/1/13	1,000,000	1,004,630
New York State Dormitory Authority, Revenue (Municipal Health Facilities Improvement Program) (Insured; FSA)	5.50	1/15/13	1,350,000	1,443,015
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/13	1,450,000	1,529,112
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/14	1,855,000	1,962,163

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/16	2,055,000	2,150,866
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/19	1,395,000	1,439,961
New York State Dormitory Authority, Revenue (North Shore Long Island Jewish Group)	5.00	5/1/18	3,280,000	3,400,278
New York State Dormitory Authority, Revenue (NYSARC, Inc.) (Insured; FSA)	5.00	7/1/12	1,100,000	1,177,748
New York State Dormitory Authority, Revenue (Park Ridge Housing, Inc.) (Collateralized; FNMA)	6.13	8/1/15	2,875,000	3,052,991
New York State Dormitory Authority, Revenue (Rivington House Health Care Facility) (Collateralized; SONYMA)	5.25	11/1/12	1,000,000	1,077,730
New York State Dormitory Authority, Revenue (Rivington House Health Care Facility) (Collateralized; SONYMA)	5.25	11/1/14	5,430,000	5,881,993
New York State Dormitory Authority, Revenue (Saint Barnabas Hospital) (Insured; AMBAC)	5.25	8/1/15	2,135,000	2,286,009
New York State Dormitory Authority, Revenue (Schools Program) (Insured; MBIA)	5.25	7/1/10	1,670,000	1,736,783
New York State Dormitory Authority, Revenue (State University Educational Facility) (Insured; FGIC)	5.25	5/15/13	2,500,000	2,680,325
New York State Dormitory Authority, Revenue (Upstate Community Colleges)	5.25	7/1/18	2,000,000	2,142,220
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.38	3/15/13	5,000,000 [a]	5,505,050

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Environmental Facilities Corporation, SWDR (Waste Management, Inc. Project)	4.45	7/1/09	2,000,000	2,001,600
New York State Housing Finance Agency, Housing Revenue (Capitol Green Apartments) (Collateralized; FNMA)	4.38	11/15/17	1,000,000	992,810
New York State Housing Finance Agency, MFHR (Highland Avenue Senior Apartments)	4.40	2/15/11	1,450,000	1,461,267
New York State Housing Finance Agency, MFHR (Park Drive Manor II Apartments) (LOC: NBT Bank and The Bank of New York)	4.13	8/15/11	1,660,000	1,674,691
New York State Housing Finance Agency, Revenue (Service Contract Obligation)	5.25	3/15/11	3,465,000	3,517,425
New York State Housing Finance Agency, State Personal Income Tax Revenue (Economic Development and Housing)	5.00	9/15/18	1,400,000	1,516,172
New York State Housing Finance Agency, State Personal Income Tax Revenue (Economic Development and Housing) (Insured; FGIC)	5.00	9/15/20	1,270,000	1,346,670
New York State Thruway Authority, Highway and Bridge Trust Fund Bonds (Insured; FGIC)	5.75	4/1/10	2,000,000 [a]	2,134,020
New York State Thruway Authority, Second General Highway and Bridge Trust Fund (Insured; AMBAC)	5.00	4/1/18	5,000,000 [b,c]	5,375,025
New York State Urban Development Corporation, Corporate Purpose Subordinated Lien Bonds	5.13	7/1/18	4,550,000	4,834,193
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.63	11/15/14	1,350,000	1,354,185

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Niagara Falls City School District, COP (High School Facility) (Insured; FSA)	5.00	6/15/19	3,250,000	3,446,690
Niagara Falls City School District, COP (High School Facility) (Insured; MBIA)	5.63	6/15/13	2,045,000	2,285,717
Port Authority of New York and New Jersey (Consolidated Bonds, 142nd Series)	5.00	7/15/18	5,000,000	5,361,650
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	4.25	1/1/17	755,000	778,179
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	4.30	1/1/18	845,000	866,750
Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jefferson's Ferry Project)	5.00	11/1/12	1,455,000	1,484,478
Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jefferson's Ferry Project)	5.00	11/1/13	1,000,000	1,019,190
Suffolk County Judicial Facilities Agency, Service Agreement Revenue (John P Cohalan Complex) (Insured; AMBAC)	5.00	4/15/16	2,720,000	2,825,346
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/21	3,000,000	3,204,270
Triborough Bridge and Tunnel Authority, General Revenue	5.25	11/15/12	4,450,000	4,836,438
Triborough Bridge and Tunnel Authority, Special Obligation Revenue (Insured; MBIA)	5.13	1/1/14	3,000,000 [a]	3,283,110

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Westchester County Industrial Development Agency, Resource Recovery Equity Bonds (Westchester Resco Company Project)	5.50	7/1/09	2,650,000	2,670,776
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	4.50	6/1/21	2,465,000	2,327,675
Yonkers, GO (Insured; AMBAC)	5.25	6/1/09	2,110,000 [a]	2,193,662
U.S. Related—4.0%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	2,000,000 [a]	2,123,260
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	3,000,000 [a]	3,184,890
Guam Waterworks Authority, Water and Wastewater System Revenue	5.50	7/1/16	1,000,000	1,056,060
Virgin Islands Water and Power Authority, Electric System Revenue (Insured; Radian)	5.13	7/1/11	4,230,000	4,297,257
Total Long-Term Municipal Investments (cost $239,683,299)				**246,294,964**

Short-Term Municipal Investments—4.0%				
New York;				
Nassau County Industrial Development Agency, Civic Facility Revenue, Refunding (Cold Spring Harbor Laboratory Project) (Liquidity Facility; JPMorgan Chase Bank)	3.44	12/1/07	2,000,000 [d]	2,000,000
New York City Transitional Finance Authority, Future Tax Secured Revenue (Liquidity Facility; Bayerische Landesbank)	3.53	12/1/07	1,500,000 [d]	1,500,000

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Royal Bank of Canada)	3.44	12/1/07	4,500,000 ᵈ	4,500,000
Niagara County Industrial Development Agency, Civic Facility Revenue (Niagara University Project) (Insured; Radian Group and Liquidity Facility; HSBC Bank USA)	6.00	12/7/07	2,500,000 ᵈ	2,500,000
Total Short-Term Municipal Investments (cost $10,500,000)				**10,500,000**
Total Investments (cost $250,183,299)			**97.5%**	**256,794,964**
Cash and Receivables (Net)			**2.5%**	**6,571,425**
Net Assets			**100.0%**	**263,366,389**

ᵃ *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

ᵇ *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2007, this security amounted to $5,375,025 or 2.0% of net assets.*

ᶜ *Collateral for floating rate borrowings.*

ᵈ *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	45.8
AA		Aa		AA	28.0
A		A		A	7.4
BBB		Baa		BBB	12.4
BB		Ba		BB	.4
B		B		B	2.2
F1		MIG1/P1		SP1/A1	3.5
Not Rated[e]		Not Rated[e]		Not Rated[e]	.3
					100.0

† *Based on total investments.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	250,183,299	256,794,964
Cash		188,650
Receivable for investment securities sold		5,354,817
Interest receivable		3,794,839
Receivable for shares of Beneficial Interest subscribed		1,390
Prepaid expenses		10,851
		266,145,511
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		173,973
Payable for floating rate notes issued–Note 4		2,500,000
Payable for shares of Beneficial Interest redeemed		44,149
Interest and related expenses payable		16,048
Accrued expenses		44,952
		2,779,122
Net Assets ($)		**263,366,389**
Composition of Net Assets ($):		
Paid-in capital		257,486,338
Accumulated undistributed investment income–net		15,117
Accumulated net realized gain (loss) on investments		(746,731)
Accumulated net unrealized appreciation (depreciation) on investments		6,611,665
Net Assets ($)		**263,366,389**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial interest authorized)		14,732,927
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**17.88**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended November 30, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**6,136,738**
Expenses:	
Management fee–Note 3(a)	803,147
Service Plan and prospectus fees–Note 3(b)	134,735
Shareholder servicing costs–Note 3(b)	64,163
Interest and related expenses	49,667
Professional fees	25,547
Custodian fees–Note 3(b)	13,822
Trustees' fees and expenses–Note 3(c)	11,141
Shareholders' reports	10,114
Registration fees	7,574
Loan commitment fees–Note 2	2,066
Miscellaneous	18,346
Total Expenses	**1,140,322**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(8,382)
Net Expenses	**1,131,940**
Investment Income–Net	**5,004,798**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	67,548
Net unrealized appreciation (depreciation) on investments	896,939
Net Realized and Unrealized Gain (Loss) on Investments	**964,487**
Net Increase in Net Assets Resulting from Operations	**5,969,285**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended November 30, 2007 (Unaudited)	Year Ended May 31, 2007
Operations ($):		
Investment income—net	5,004,798	10,579,454
Net realized gain (loss) on investments	67,548	15,454
Net unrealized appreciation (depreciation) on investments	896,939	22,806
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,969,285**	**10,617,714**
Dividends to Shareholders from ($):		
Investment income—net	**(4,989,681)**	**(10,550,409)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	7,839,598	20,959,651
Dividends reinvested	3,919,815	8,259,531
Cost of shares redeemed	(21,354,304)	(60,461,872)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(9,594,891)**	**(31,242,690)**
Total Increase (Decrease) in Net Assets	**(8,615,287)**	**(31,175,385)**
Net Assets ($):		
Beginning of Period	271,981,676	303,157,061
End of Period	**263,366,389**	**271,981,676**
Undistributed investment income—net	15,117	–
Capital Share Transactions (Shares):		
Shares sold	442,086	1,169,114
Shares issued for dividends reinvested	220,351	460,546
Shares redeemed	(1,201,251)	(3,368,005)
Net Increase (Decrease) in Shares Outstanding	**(538,814)**	**(1,738,345)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended November 30, 2007 (Unaudited)	Year Ended May 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	17.81	17.82	18.43	18.14	19.19	18.50
Investment Operations:						
Investment income–net[a]	.33	.66	.64	.64	.66	.73
Net realized and unrealized gain (loss) on investments	.07	(.01)	(.48)	.34	(.92)	.84
Total from Investment Operations	.40	.65	.16	.98	(.26)	1.57
Distributions:						
Dividends from investment income–net	(.33)	(.66)	(.64)	(.64)	(.65)	(.72)
Dividends from net realized gain on investments	–	–	(.13)	(.05)	(.14)	(.16)
Total Distributions	(.33)	(.66)	(.77)	(.69)	(.79)	(.88)
Net asset value, end of period	17.88	17.81	17.82	18.43	18.14	19.19
Total Return (%)	2.27[b]	3.71	.87	5.55	(1.41)	8.69
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.83[c]	.85	.79	.89	.95	.95
Ratio of net expenses to average net assets	.82[c]	.85	.79	.81	.80	.80
Ratio of net investment income to average net assets	3.76[c]	3.71	3.53	3.46	3.52	3.87
Portfolio Turnover Rate	1.36[b]	16.88	29.73	26.56	44.58	30.18
Net Assets, end of period ($ x 1,000)	263,366	271,982	303,157	325,390	338,765	389,782

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
[c] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus New York Tax Exempt Intermediate Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal, New York state and New York city income taxes as are consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge. Effective August 3, 2007, the fund closed to new investments.

At a meeting of the Board of Trustees of the fund held on July 17, 2007, the Board approved, subject to shareholder approval, an Agreement and Plan of Reorganization (the "Agreement") between the fund and Dreyfus New York Tax Exempt Bond Fund (the "Acquiring Fund"). The Agreement provides for the transfer of the fund's assets to the Acquiring Fund in a tax-free exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the fund's stated liabilities, the distribution of shares of the Acquiring Fund to the fund's shareholders, and the subsequent termination of the fund (the "Reorganization"). Holders of fund shares as of September 7, 2007 approved the Agreement on behalf of the fund at a special meeting of shareholders held on December 6, 2007. The Reorganization took place as of the close of business on December 19, 2007.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgement of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $766,823 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to May 31, 2007. If not applied, the carryover expires in fiscal 2015.

The tax characters of distributions paid to shareholders during the fiscal year ended May 31, 2007 were as follows: tax exempt income $10,550,409. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended November 30, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly.

The Agreement provides that if in any fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from the payment to be made to the Manager, or the Manager will bear such excess expense. During the period ended November 30, 2007, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Service Plan (the "Service Plan") adopted pursuant to Rule 12b-1 under the Act, the fund reimburses the Distributor for distributing the fund's shares, servicing shareholder accounts ("Servicing") and for advertising and marketing relating to the fund. The Service Plan provides for payments to be made at an annual aggregate rate of up to .25% of the value of the fund's average daily net assets. The Service Plan provided for the fund to bear the costs of preparing, printing and distributing certain of the fund's prospectuses and statements of additional information and costs associated with implementing and operating the Service Plan, not to exceed the greater of $100,000 or .005% of the value of the fund's average daily net assets for any full fiscal year. During the period ended November 30, 2007, the fund was charged $134,735 pursuant to the Service Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2007, the fund was charged $36,937 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, the fund was charged $12,557 for providing custodial services for the fund for the five months ended November 30, 2007. Prior to becoming an affiliate, The Bank of New York was paid $1,265 for custody services to the fund for the month ended June 30, 2007.

During the period ended November 30, 2007, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $129,550, Rule 12b-1 service plan fees $19,701, custodian fees $9,196, chief compliance officer fees $3,214 and transfer agency per account fees $12,312.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 1% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of their issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended November 30, 2007, redemption fees charged and retained by the fund amounted to $10. Effective December 1, 2007, the fund will no longer assess a redemption fee on shares that are reassessed or exchanged before the end of the required holding period. The fund reserves the right to reimpose a redemption fee in the future.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended November 30, 2007, amounted to $3,534,660 and $29,305,527, respectively.

The fund may participate in secondary inverse floater structures in which fixed-rate, tax-exempt municipal bonds purchased by the fund are transferred to a trust. The trust subsequently issues two or more variable rate securities that are collateralized by the cash flows of the fixed-rate, tax-exempt municipal bonds. One or more of these variable rate securities pays interest based on a short term floating rate set by a remarketing agent at predetermined intervals. A residual interest tax-exempt security is also created by the trust, which is transferred to the fund, and is paid interest based on the remaining cash flow of the trust, after payment of interest on the other securities and various expenses of the trust.

The fund accounts for the transfer of bonds to the trusts as secured borrowings, with the securities transferred remaining in the fund's investments, and the related floating rate certificate securities reflected as fund liabilities under the caption, "Payable for floating rate notes issued" in the Statement of Assets and Liabilities.

At November 30, 2007, accumulated net unrealized appreciation on investments was $6,611,665, consisting of $7,061,181 gross unrealized appreciation and $449,516 gross unrealized depreciation.

At November 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

At a meeting of the fund's Board of Trustees held on October 29, 2007 and October 30, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for various periods ended September 30, 2007, as well as comparisons of total return performance for various periods ended September 30, 2007 and yield performance for one-year periods ended September 30th for the fund to the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also were selected by Lipper. The Manager previously had furnished the Board with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe. The Manager also provided a comparison of the fund's total returns to the fund's Lipper category average returns for the past 10 calendar years.

The Board reviewed the results of the Expense Group and Expense Universe comparisons that were prepared based on financial statements currently available to Lipper as of September 30, 2007. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were higher than the respective Expense Group and Expense Universe medians. The Board also noted that the fund's total expense ratio was slightly higher than the Expense Group and Expense Universe medians.

With respect to the fund's performance, the Board noted that the fund's total return was variously at, higher than, and lower than the Performance Group and Performance Universe medians for each reported time period up to 10 years. On a yield performance basis, the Board noted that the fund's 1-year yield performance for the past 10 annual periods was at, or higher than, the Performance Group median for 7 of the 10 annual periods and at, or higher than, the Performance Universe median for each of the 10 past annual periods.

Representatives of the Manager reviewed with the Board members the fee paid to the Manager or its affiliates by the one mutual fund managed by the Manager or its affiliates that was reported in the same Lipper category as the fund (the "Similar Fund"), and explained the nature of the Similar Fund and any differences, from the Manager's perspective, in providing services to the Similar Fund as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Fund, to evaluate the appropriateness and reasonableness of the fund's management fee. Representatives of the Manager noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the change in the fund's asset size from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board reached the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

Dreyfus New York
Tax Exempt Intermediate
Bond Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DRNIX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0705SA1107